FORM 12b-25
                       NOTIFICATION OF LATE FILING

              Form 10-Q For The Period Ended July 31, 1998
Part I - Registrant Information

     Finet Holdings Corporation
     505 Sansome Street, #1420
     San Francisco, CA.  94111

Part II - Rules 12b-25 (b) and (c)

     (a) The reasons for the delay in filing as described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject quarterly report on Form 10-Q will be filed on or before the fifteenth calendar day following the prescribed due date;

     (c) The primary reason the subject report cannot be filed in a timely manner is the time required by the Registrant to complete the preparation and review of the consolidated financial statement.

Part III - Narrative

A series of events have combined to cause a delay in Registrant's preparation and review of consolidated financial statements upon which to base and file its Form 10-Q for the quarter ended July 31, 1998. These events include:

       1. The Registrant acquired Coastal Federal Mortgage Company ("Coastal") of Manalapan, New Jersey on the last day of the Registrant's fiscal year, April 30, 1998 and acquired Mical Mortgage, Inc. ("Mical") of San Diego, CA on May 19, 1998. These acquisitions increased the Registrant's scale of operations by approximately 150%.

     2. Prior to the acquisitions, neither the Registrant nor it's independent accountant had any experience with Coastal or Mical.
Integrating these two acquisitions increased considerably the total workload of the Registrant's small accounting staff during an extended period, required completion of three independent audits and delayed submission of the Registrant's Form 10-KSB annual report.

     3. Prior to the purchase, Mical was known to have been having financial and operating difficulties. Upon assuming operational control of Mical, the magnitude of such difficulties was determined to be greater than anticipated and to require additional internal review to assure an appropriate basis for correcting and reporting thereon.

     4. During August, the Registrant's headquarters office and executive staff relocated from Walnut Creek, CA to San Francisco, CA.

     5. For the reasons noted above, delays in closing and reviewing the Registrant's accounting books has prevented completion of the quarterly report in the time allowed.

Part IV - Other Information

      (1) Name and telephone number of person to contact in regard to this notification

          Mr. Jan Hoeffel     (415) 263-5420

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                                             [ X  ] Yes   [   ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [ X ] Yes *  [   ] No

     * Primarily as a result of the additional operating results of acquired companies
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                       FINET HOLDINGS CORPORATION

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 11, 1998     By:   /s/ Jan Hoeffel
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                    Jan Hoeffel, President